21st January, 2005

To

The New York Stock Exchange,
New York,
USA

Dear Sir/Madam,

This is to inform that the Pricing Committee of the Bank has determined the price of US $ 39.26 per American Depositary Share (ADS). It has also been decided to issue 6,644,665 ADSs at the above price.

The Allotment Committee of the Bank has, accordingly, allotted 1,99,33,995 underlying Indian equity shares of the face value of Rs.10/- each.

Each ADS comprises of three underlying equity shares of the Bank.

We will let you know about the details of the green shoe option in due course by way of a separate communication.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sd/-
Sanjay Dongre
Vice-President (Legal) &
Company Secretary